FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

May 15, 2003


03029916

Item 3. Press Release

May 15, 2003, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced the finalization and execution of a $6 million secured lease debt facility with Africa Merchant Bank, the merchant banking division of Banque Belgolaise SA, for its wholly owned subsidiary International Quantum Resources Limited, the owner of 100% of the issued capital of La Compagnie Miniere de Skania sptl ("COMISA"). The facility will be used to purchase mining equipment for COMISA's operations at the Lonshi copper mine located in the Democratic Republic of Congo. First disbursement of the facility was made on May 15, 2003. The facility has a three year term, repayable in ten equal quarterly installments of principal and interest commencing nine months after first drawdown. The lease facility has an interest rate of LIBOR plus 3% per annum.

Item 5. **Full Description of Material Change**

See attached News Release dated May 15, 2003.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 12th day of June, 2003.



(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



FIRST QUANTUM
MINERALS LTD

NEWS RELEASE

03-06
May 15, 2003
www.first-quantum.com

FIRST QUANTUM MINERALS COMPLETES US $6 MILLION EQUIPMENT FACILITY WITH AFRICA MERCHANT BANK - BANQUE BELGOLAISE SA FOR THE LONSHI COPPER MINE

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the finalization and execution of a $6 million secured lease debt facility with Africa Merchant Bank, the merchant banking division of Banque Belgolaise SA, for its wholly owned subsidiary International Quantum Resources Limited, the owner of 100% of the issued capital of La Compagnie Miniere de Skania sptl ("COMISA"). The facility will be used to purchase mining equipment for COMISA's operations at the Lonshi copper mine located in the Democratic Republic of Congo. First disbursement of the facility was made on May 15, 2003. The facility has a three year term, repayable in ten equal quarterly installments of principal and interest commencing nine months after first drawdown. The lease facility has an interest rate of LIBOR plus 3% per annum.

"We are very pleased to have the Banque Belgolaise Group as a lender to our Lonshi operations. We expect to achieve significant savings on our mining costs at Lonshi through the implementation of owner mining. This facility is only a first step in our relationship with the Banque Belgolaise who have expressed a strong interest in participating in the funding package currently being finalized for the development of our Kansanshi project in Zambia " commented Philip Pascall, Chairman, First Quantum Minerals Ltd.

About Africa Merchant Bank and Banque Belgolaise SA

Banque Belgolaise SA, is a European bank with long-standing roots in Africa. In 1909, the Banque du Congo Belge was founded. It was mainly active in central Africa. In 1911, it became the Belgium Congo's official issuing bank, an honor it held for more than 40 years. Since 1965, the Bank has been known as Belgolaise and has developed a banking network across 15 African countries and, in 1997 created Africa Merchant Bank in order to provide its customers with a full range of merchant banking services. In the summer of 2000, Belgolaise became a wholly-owned subsidiary of Fortis Bank (part of the Fortis Group). With offices in Brussels, Paris and London, Belgolaise develops business links in around thirty countries in sub-Saharan Africa.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2. Date of Material Change

June 16, 2003

Item 3. Press Release

June 16, 2003, Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase from First Quantum and sell to the public 5.0 million common shares of First Quantum at a price of CDN $5.35 per common share for gross proceeds of CDN $26.75 million. In addition, the Issuer has granted the Underwriters an option to purchase up to an additional 500,000 common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

The net proceeds of the offering will be used to assist in funding the development of the Kansanshi copper project in Zambia and replace the previously announced (March 20, 2003) financing with the AIG African Infrastructure Fund LLC (AIG) which, due to timing delays, is now not proceeding.

Item 5. Full Description of Material Change

See attached News Release dated June 16, 2003.

Item 6. **Reliance on Section 85(2) of the Act**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
(604) 688-6577

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 16th day of June, 2003.



(Signature)

Michael D. Philpot
(Name)

Vice-President Administration, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-10

June 16, 2003

www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES CDN $26.75 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") ("First Quantum") is pleased to announce today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase from First Quantum and sell to the public 5.0 million common shares of First Quantum at a price of CDN $5.35 per common share for gross proceeds of CDN $26.75 million. In addition, First Quantum has granted the Underwriters an option to purchase up to an additional 500,000 common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

A preliminary short-form prospectus will be filed with securities regulatory authorities in British Columbia, Alberta, Ontario and Quebec by June 18, 2003. The offering is expected to close on or about July 3, 2003.

The net proceeds of the offering will be used to assist in funding the development of the Kansanshi copper project in Zambia and replace the previously announced (March 20, 2003) financing with the AIG African Infrastructure Fund LLC (AIG) which, due to timing delays, is now not proceeding.

Philip Pascall, Chairman & CEO commented "The Kansanshi project is moving forward at a rapid pace. To ensure planned financing, engineering and construction milestones remain on schedule we have decided to accept RBC Capital Markets bought deal financing offer. While the previously proposed AIG financing will not proceeding, we look forward to developing further the relationship that has recently been established with AIG, in the future."

The offering is being made in British Columbia, Alberta, Ontario and Quebec by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement. This news release shall not constitute an offer or the solicitation of an offer to buy securities in any jurisdiction.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com